Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com
December 17, 2021

U.S. Securities and Exchange Commission 100 F Street, NE
Washington, DC 20549

Attn: Sonny Oh, Esq.
Attorney-Adviser
Division of Investment Management

Re:    Post-effective Amendment No. 9 filed under Rule 485(b) for The Variable Annuity contracts issued by Brighthouse Life Insurance Company (“Brighthouse”) and Separate Account A (the “Account”), File Nos. 811-03365, 333-200239

Dear Mr. Oh:

This letter responds to the comments you conveyed to Dodie Kent and Alexandria Stith of Eversheds Sutherland LLP on November 23, 2021, with regard to the above-noted filing. Along with this letter, we are filing a revised statutory prospectus, statement of additional information and Part C, which reflect conforming edits.

I. GENERAL

1. COMMENT: Where a comment is made with regard to the disclosure in one location of the registration statement applies to all disclosure in the registration statement.

RESPONSE: We have followed this approach.

II. PROSPECTUS

INDEX OF SPECIAL TERMS

1.  COMMENT: Please make sure that all the terms have in fact been explained or defined on the page as indicated in the Index of Special Terms. For example, “investment options” is not defined on p. 13, as indicated in the Index.

RESPONSE: We have revised the Index of Special Terms such that all terms are explained or defined on the page indicated.

KEY INFORMATION TABLE

2. COMMENT: In the Ongoing Expenses row, please put space between footnote 2 and the next narrative introduction.

RESPONSE: We have done so.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

U.S. Securities and Exchange Commission December 17, 2021 Page 2

3.  COMMENT: In the second row under the “Restrictions” category, “Living Benefit” should be revised as “Optional Benefits” to match the captions in the Form. It also may be the case that there are no optional benefits because the GWB benefit is standard to the contract.

RESPONSE: The Living Benefit is not optional. Accordingly, we have attempted to tailor this “Living Benefit” disclosure to the form requirements, which include not deviating from the “Optional Benefit” heading. We appreciate the staff might prefer we omit this disclosure entirely from the Key Information Table, yet it feels like an appropriate “parallel” disclosure, in light of optional benefit disclosure requirements.

FEE TABLE

4. NOTE: Under Annual Investment Option Expenses (p. 8), please include the minimum and maximum, which is currently 0%. Or, please indicate in the prospectus that these numbers will be added later.

RESPONSE: We have done so.

PRINCIPAL RISKS

5. COMMENT: Under “Insurance Company Risk,” please revise the second line, which states, “to provide all of the guarantees and benefits,” to state “obligations or guarantees and benefits.”

RESPONSE: We have done so.

PURCHASE

6. COMMENT: Consider deleting the “Free Look” section, since this product was last offered in 2017/2018.

RESPONSE: Respectfully, we decline to do so. To the extent that it would not create confusion or inaccuracies, our long-standing practice is to carry-forward historical prospectus disclosures.

INVESTMENT OPTIONS

7.  COMMENT: In the 4th paragraph of the section that begins with “You should read the prospectuses for these funds...” (p. 14), the website at the end of the paragraph should be a specific company website address, not the SEC’s website.

RESPONSE: Respectfully, the Company will not be relying on Rule 498A(j) in connection with this contract offering. Accordingly, they are not required to, nor do they plan to, post underlying fund prospectuses online. In light of this, the reference to the SEC website remains the most helpful “one-stop” online resource to investors.

BENEFIT TABLE

8.  COMMENT: In the “Purpose” column for the GWB for Life benefit (p. 22), the disclosure has no basis in the narrative, and in the “Restrictions/Limitations” column, the narrative does not seem to support the 3rd bullet point in the “Restrictions/Limitations” column.

RESPONSE: We have revised the disclosure to state that “The GWB guarantees that the Purchase Payment you make will be returned to you through a series of withdrawals regardless of investment performance.” We have also added the statement that, “The

U.S. Securities and Exchange Commission December 17, 2021 Page 3

GWB Value will not be eligible for potential annual increases after the Annuitant’s 85th birthday.”

APPENDIX A

9.  COMMENT: The second line of the 1st paragraph, after “which may be amended from time to time...,” please add “and can be found online at [        ]” and provide a specific company website address.

RESPONSE: Respectfully, the Company will not be relying on Rule 498A(j) in connection with this contract offering. Accordingly, they are not required to, nor do they plan to, post underlying fund prospectuses online.

10. COMMENT: The footnote signified by ‘#’ should read, “Annual expenses reflect temporary fee reductions,” pursuant to Instruction 4 of Item 17.

RESPONSE: We respectfully decline to make the requested revision. The Company intends to use the following footnote: “Certain Investment Options and their investment advisers have entered into temporary expense reimbursement and/or fee waivers, which are reflected in the Current Expenses. Please see the Investment Options’ prospectuses for additional information regarding these arrangements.” The Company believes that this footnote is compliant with Instruction 4 of Item 17.

III. STATEMENT OF ADDITIONAL INFORMATION

11. COMMENT: At the beginning of the first paragraph on the front cover page, “state of additional information” should be “statement of additional information.”

RESPONSE: We have changed “state” to “statement.”

12. COMMENT: Confirm the absence of any non-principal risks for Item 20.

RESPONSE: We confirm that all principal and non-principal risks have been disclosed in the prospectus.

13. COMMENT: The “Tax Status of the Contracts” section should be removed from the SAI. All tax information should all be in prospectus, pursuant to Item 14.

RESPONSE: Prior to the Company’s final post-effective amendment filing, the Company will validate that it is in full compliance with Item 14, as it does each annual update season. Respectfully, at that time, pursuant to General Instruction 3(b) of Form N-4, the Company will determine what additional non-Item 14 tax disclosure it will retain in the SAI, as it believes that certain additional tax information may be helpful to certain investors.

PART C

14.  COMMENT: Please reconcile the file number cited in Exhibit K (333-161443) and the file number for this product, which went effective in 2014. Please confirm that the correct Opinion of Counsel has been cited.

RESPONSE: We will update this reference prior to filing the final post-effective amendment, and we appreciate you pointing out the inadvertent inconsistency.

U.S. Securities and Exchange Commission December 17, 2021 Page 4
Very truly yours, /s/ Dodie C. Kent Dodie C. Kent Partner Eversheds Sutherland (US) LLP cc: Michele Abate, Brighthouse Financial Ron Coenen Jr, Eversheds Sutherland (US) LLP